# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Centessa Pharmaceuticals plc, CIK 0001847903
CUSIP: 152309100
Title of class of securities: Ordinary Shares, nominal value 0.002 per share
Address of issuer's principal executive offices: 3rd Floor, 1 Ashley Road, Altrincham, Cheshire, United Kingdom (X0), WA14 2DT
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001591199

## Reporting persons
- INDEX VENTURES LIFE VI (JERSEY) L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Jersey (Y9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Yucca (Jersey) SLP: type of reporting person: partnership (PN); citizenship or place of organization: Jersey (Y9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Index Venture Life Associates VI Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Jersey (Y9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Centessa Pharmaceuticals plc
Address of issuer's principal executive offices: 3rd Floor, 1 Ashley Road, Altrincham Cheshire WA14 2DT United Kingdom

## Item 2. Person Filing
Name of person filing:
(i) Index Ventures Life VI (Jersey) L.P., a Jersey, Channel Islands partnership.
(ii) Yucca (Jersey) SLP, a Jersey, Channel Islands separate partnership.
(iii) Index Venture Life Associates VI Ltd, a Jersey, Channel Islands corporation, the general partner of the Index Ventures Life VI (Jersey) L.P.
Address of principal business office or, if none, residence: The address of the principal business office of each of the reporting persons is 44 Esplanade, St. Helier, Jersey, Channel Islands JE4 9WG.
Citizenship: See Item 2(a).

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of June 30, 2026, none of the Reporting Persons may be deemed to beneficially own any Ordinary Shares of the Issuer.
Percent of class: 0.0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- INDEX VENTURES LIFE VI (JERSEY) L.P.: /s/ Nigel Crocker, Nigel Crocker, Alternate Director of General Partner (08/14/2026)
- Yucca (Jersey) SLP: /s/ Nigel Crocker and /s/ Phil King, Nigel Crocker and Phil King, Authorised Signatories (08/14/2026)
- Index Venture Life Associates VI Ltd: /s/ Nigel Crocker, Nigel Crocker, Alternate Director (08/14/2026)